November 18, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GATX Corporation

Form 10-K for the year ended December 31, 2010

Filed February 23, 2011

File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated November 8, 2011 addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the year ended December 31, 2010

Statements of Income, page 52

1.	We note from your statements of income that your share of affiliates’ earnings represents approximately 39% of your consolidated income before income taxes. Please tell us if your equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle related to any of the investments in affiliates disclosed in Note 6 exceeds 20% of such income in your consolidated results for 2010. If so, please revise to include financial statements of these affiliates as required by Rule 3-09 of Regulation S-X.

We evaluated the equity income reported by each of our affiliates in accordance with Rule 3-09 of Regulation S-X. We also reference the computational note included in Rule 1-02 (w) of Regulation S-X which provides that the average income for the last five fiscal years should be substituted for purposes of applying the income test if income for the most recent fiscal year is at least 10% lower than that average. In 2010, income from continuing operations was nearly 50% lower than the average income over the last five years, so the average income for the last five fiscal years of $189.8 million was used for purposes of the Rule 3-09 computations. Using this amount, no individual affiliate exceeded the 20% threshold.

Division of Corporation Finance

Securities and Exchange Commission

November 18, 2011

Note 6. Investments in Affiliated Companies, page 63

2.	We note your disclosure that you have a 12.5% ownership interest in Adler Funding LLC which you account for using the equity method of accounting. Please explain to us, and disclose in the notes to the financial statements in future filings, why you believe it is appropriate to use the equity method of accounting for this investment. As part of your response, please explain why you believe you have significant influence over the entity’s operations.

Topic 323 of the FASB Accounting Standards Codification (“FASC”) provides that the equity method of accounting applies to investments in the common stock of an investee that gives the investor the ability to exercise significant influence over operating and financial policies of the investee. In general, ownership of 20% or more is presumed to represent significant influence. In the case of investments in LLC entities, the guidance provides that LLC entities should be viewed as similar to investments in limited partnerships if specific ownership accounts are maintained for each investor (similar to a partnership capital account structure)1. Further, the Securities and Exchange Commission’s Staff position is that investments in limited partnerships should be accounted for under the equity method unless the investor’s interest is so minor that the investor has “virtually no influence over partnership operating and financial policies,” which in practice is viewed as investments of no more than 3-5%2. Relevant provisions of the LLC Agreement provide that separate capital accounts be maintained for each member; therefore, Adler Funding LLC should be viewed as a limited partnership for purposes of determining applicability of the equity method of accounting. Accordingly, we determined that using the equity method of accounting is appropriate for our 12.5% ownership interest in Adler Funding LLC. In future filings, we will clarify in the notes to the financial statements that we apply the equity method of accounting when we have significant influence over the financial and operating policies of the entity.

Note 22. Legal Proceedings and Other Contingencies, page 88

Polskie Koleje Panstwowe S.A. v. DEC sp. z.o.o., page 89

3.	We note your disclosure that the ultimate resolution of this matter for an amount in excess of the $15.5 million accrual is possible, however, the Company believes that any such excess would not be material to the financial position or liquidity. In light of the additional disclosure that such resolution could have a material adverse effect on the results of operations in a particular quarter or fiscal year, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4.

In future filings, we will disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made with respect to this matter.

[1]	FASC 323-30-35-3
[2]	FASC 323-30-S99-1

Division of Corporation Finance

Securities and Exchange Commission

November 18, 2011

Other Litigation, page 90

4.	We note your disclosure that it is the opinion of management that none of these other matters, when ultimately resolved will have a material adverse effect on GATX’s consolidated financial position or liquidity, however, it is possible that the ultimate resolution of one or more of these matters could have a material adverse effect on the results of operations in a particular quarter or fiscal year. In light of this potential material adverse effect on the results of operations, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4. Your disclosure as it relates to future charges for environmental liabilities which could have a significant effect on the future operations should also be similarly revised.

In future filings, we will disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made with respect to our other litigation matters and environmental liabilities.

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In responding to the Division’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-6240.

Sincerely yours,

/s/ Deborah A. Golden

Deborah A. Golden

Senior Vice President, General Counsel & Secretary